EX-99.B-77D

WADDELL & REED ADVISORS SELECT FUNDS, INC.

SUB-ITEM 77D:	Policies with respect to security investments:

At a Meeting held May 21, 2008, the Board of Directors of Waddell & Reed Advisors Select Funds, Inc. voted unanimously to change the name and investment objective of Waddell & Reed Advisors Dividend Income Fund. Effective June 2, 2008, the name of the Fund is Waddell & Reed Advisors Dividend Opportunities Fund. Effective June 2, 2008, the investment objective of the Fund is: to provide total return.